# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Nano-X Imaging Ltd., CIK 0001795251
CUSIP: M70700105
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: Ofer Tech Park, 94 Shlomo Shmeltzer Road, Petach Tikva, Israel (L3), 4970602
Date of event which requires filing of this statement: 10/29/2026
Filed by CIK 0001846918
Persons authorized to receive notices and communications: Moshe Moalem, 8 Herzl Rosenblum Street, Tel Aviv, Israel (L3), 6937952, 0545884882

## Reporting persons
- Moalem Moshe (CIK 0001846918): type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); source of funds: personal funds (PF), other (OO); sole voting power 6,675,413; shared voting power 0; sole dispositive power 6,675,413; shared dispositive power 0; aggregate amount beneficially owned 6,675,413 (8.49% of the class)
  Comment: The percentage of the class in Item 11, is based upon 78,609,485 Ordinary Shares outstanding as of August 17, 2026, as reported in the Issuer's Proxy Statement for its Annual General Meeting attached as Exhibit 99.1 to its Current Report on Form 6K filed with the Securities and Exchange Commission on August 18, 2026

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares
Name of issuer: Nano-X Imaging Ltd.
Address of issuer's principal executive offices: Ofer Tech Park, 94 Shlomo Shmeltzer Road, Petach Tikva, Israel (L3), 4970602

## Item 2. Identity and Background
Name of person filing: Moshe Moalem
Residence or business address: 8, Herzl Rosenblum Street, Tel Aviv, Israel 6937952.
Present principal occupation or employment:
Entrepreneur and Investor

8, Herzl Rosenblum Street, Tel Aviv, Israel 6937952.
Criminal convictions in the last five years: The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is an Israeli citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Ordinary Shares beneficially owned by the Reporting Person were acquired prior to and following the Issuer's initial public offering, using personal funds or through other transactions. No additional Ordinary Shares were acquired in connection with the filing of this Schedule 13D. The percentage of the class in Item 11, is based upon 78,609,485 Ordinary Shares outstanding as of August 17, 2026, as reported in the Issuer's Proxy Statement for its Annual General Meeting attached as Exhibit 99.1 to its Current Report on Form 6K filed with the Securities and Exchange Commission on August 18, 2026.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired the Ordinary Shares beneficially owned by him for investment purposes and intends to review his investment in the Issuer on a continuing basis.

The Reporting Person is dissatisfied with the Issuer's performance and the resulting impact on shareholder value. The Reporting Person intends to engage in discussions with the Issuer's management and Board of Directors (the "Board"), as well as other shareholders and interested parties, concerning the Issuer's business, operations, financial performance, strategy, management, corporate governance, Board composition and other matters relating to the Issuer.

In particular, the Reporting Person opposes the proposed increase in the Issuer's authorized share capital from 150,000,000 to 450,000,000 Ordinary Shares described in the Issuer's proxy statement furnished to the Securities and Exchange Commission on October 28, 2026, for the special general meeting of shareholders scheduled for November 18, 2026. The Reporting Person is concerned about the scale of the proposed increase, its potential to facilitate substantial further dilution of existing shareholders, and the Issuer's financing strategy and capital allocation in light of its performance and the decline in the trading price of its Ordinary Shares. The Reporting Person currently intends to vote against that proposal and may communicate with the Issuer and other shareholders regarding his opposition.

The Reporting Person also intends to request that the Issuer refrain from issuing additional voting shares before the November 2, 2026 record date for that meeting. The Reporting Person is concerned that an issuance immediately before the record date could materially alter the voting composition of the meeting and dilute existing shareholders' voting influence, particularly if accompanied by arrangements or economic incentives connected with approval of the proposals. The Reporting Person may seek information regarding any such issuance and any related arrangements and may consider appropriate legal action to protect shareholder rights.

In connection with its communications with the Issuer, the Reporting Person may make recommendations or proposals concerning the Issuer's business, operations, strategy, management and corporate governance, including potential changes to the composition, size or leadership of the Board and/or the Issuer's management. The Reporting Person may also consider, propose, support or oppose the appointment, election or removal of directors, identify or recommend potential director candidates, nominate candidates for election to the Board, submit shareholder proposals, solicit proxies or otherwise seek shareholder support for any such actions, including through a contested election of directors, in each case subject to applicable law and the Issuer's organizational documents.

The Reporting Person may communicate with other shareholders and interested parties regarding any of the foregoing matters and may consider coordinating or acting together with other shareholders in connection with potential actions concerning the Issuer, subject to applicable law.

Depending on various factors, including the outcome of the discussions described above, the Issuer's financial condition, business, operations and prospects, actions taken by the Issuer's management and Board, market conditions and other factors that the Reporting Person may deem relevant, the Reporting Person may from time to time acquire additional securities of the Issuer, dispose of some or all of the securities beneficially owned by him, or consider, formulate or pursue plans or proposals relating to any of the matters described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

As of the date hereof, has not identified any particular candidates for nomination to the Board. Except as described herein, the Reporting Person has no present definitive plans or proposals relating to any of the matters described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Person reserves the right to review or reconsider his position and to formulate, modify or pursue plans or proposals with respect to any of the foregoing matters at any time, subject to applicable law.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(a) Aggregate Number and Percentage of the Class of Securities Identified6,675,413 ordinary shares.

The Reporting Person directly holds 5,678,682 Ordinary Shares. An additional 996,731 Ordinary Shares are held by Tanir Corporation BVI, a company wholly owned and controlled by the Reporting Person. The Reporting Person possesses sole voting and dispositive power over the Ordinary Shares held by Tanir Corporation BVI and may therefore be deemed to beneficially own such shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
(i) sole power to vote or to direct the vote: See Item 7 on the cover page(s) hereto.

(ii) shared power to vote or to direct the vote: See Item 8 on the cover page(s) hereto.

(iii) sole power to dispose or to direct the disposition of: See Item 9 on the cover page(s) hereto.

(iv) shared power to dispose or to direct the disposition of: See Item 10 on the cover page(s) hereto.
Transactions in the class effected during the past sixty days: No transaction in the Ordinary Shares of the Issuer were effected during the past sixty days by the Reporting Person.
Other persons with the right to receive dividends or sale proceeds: No other person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares of the Issuer covered by this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: There are no contracts, arrangements, understandings or relationships between the Reporting Person and the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not Applicable.

## Signatures
- Moalem Moshe: /s/ Moshe Moalem, Moshe Moalem (10/29/2026)